# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cerebras Systems Inc., CIK 0002021728
CUSIP: 15675D103
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1237 E. Arques Ave., Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 05/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001167483

## Reporting persons
- Tiger Global Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,999,000; sole dispositive power 0; shared dispositive power 2,999,000; aggregate amount beneficially owned 2,999,000 (8.69% of the class)
- Tiger Global Performance, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,999,000; sole dispositive power 0; shared dispositive power 2,999,000; aggregate amount beneficially owned 2,999,000 (8.69% of the class)
- Tiger Global Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,496,222; sole dispositive power 0; shared dispositive power 3,496,222; aggregate amount beneficially owned 3,496,222 (9.99% of the class)
  Comment: Includes 497,222 shares of Class A Common Stock, $0.00001 par value per share, issuable upon conversion of shares of the issuer's Class B Common Stock, par value $0.00001 per share.
- Charles P. Coleman III: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,496,222; sole dispositive power 0; shared dispositive power 3,496,222; aggregate amount beneficially owned 3,496,222 (9.99% of the class)
  Comment: Includes 497,222 shares of Class A Common Stock, $0.00001 par value per share, issuable upon conversion of shares of the issuer's Class B Common Stock, par value $0.00001 per share.

## Item 1. Issuer
Name of issuer: Cerebras Systems Inc.
Address of issuer's principal executive offices: 1237 E. Arques Ave., Sunnyvale, CA 94085

## Item 2. Person Filing
Name of person filing:
Tiger Global Investments, L.P.
Tiger Global Performance, LLC
Tiger Global Management, LLC
Charles P. Coleman III
Address of principal business office or, if none, residence:
Tiger Global Investments, L.P.
c/o Citco Fund Services (Cayman Islands) Limited
P.O. Box 31106
89 Nexus Way
Camana Bay
Grand Cayman KY1-1205
Cayman Islands

Tiger Global Performance, LLC
Tiger Global Management, LLC
9 West 57th Street
35th Floor
New York, New York 10019

Charles P. Coleman III
c/o Tiger Global Management, LLC
9 West 57th Street
35th Floor
New York, New York 10019
Citizenship:
Tiger Global Investments, L.P. - Cayman Islands limited partnership
Tiger Global Performance, LLC - Delaware limited liability company
Tiger Global Management, LLC - Delaware limited liability company
Charles P. Coleman III - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tiger Global Investments, L.P. - 2,999,000
Tiger Global Performance, LLC - 2,999,000
Tiger Global Management, LLC - 3,496,222
Charles P. Coleman III - 3,496,222
Percent of class:
Tiger Global Investments, L.P. - 8.69%
Tiger Global Performance, LLC - 8.69%
Tiger Global Management, LLC - 9.99%
Charles P. Coleman III - 9.99%
Sole power to vote or to direct the vote:
Tiger Global Investments, L.P. - 0
Tiger Global Performance, LLC - 0
Tiger Global Management, LLC - 0
Charles P. Coleman III - 0
Shared power to vote or to direct the vote:
Tiger Global Investments, L.P. - 2,999,000
Tiger Global Performance, LLC - 2,999,000
Tiger Global Management, LLC - 3,496,222
Charles P. Coleman III - 3,496,222
Sole power to dispose or to direct the disposition:
Tiger Global Investments, L.P. - 0
Tiger Global Performance, LLC - 0
Tiger Global Management, LLC - 0
Charles P. Coleman III - 0
Shared power to dispose or to direct the disposition:
Tiger Global Investments, L.P. - 2,999,000
Tiger Global Performance, LLC - 2,999,000
Tiger Global Management, LLC - 3,496,222
Charles P. Coleman III - 3,496,222

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Tiger Global Management, LLC. None of those advisory clients, other than Tiger Global Investments, L.P., may be deemed to beneficially own more than 5% of the Class A Common Stock, $0.00001 par value per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Tiger Global Investments, L.P.: By Tiger Global Performance, LLC, Its General Partner, /s/ Eric Lane, Eric Lane, President & Chief Operating Officer (05/22/2026)
- Tiger Global Performance, LLC: /s/ Eric Lane, Eric Lane, President & Chief Operating Officer (05/22/2026)
- Tiger Global Management, LLC: /s/ Eric Lane, Eric Lane, President & Chief Operating Officer (05/22/2026)
- Charles P. Coleman III: /s/ Charles P. Coleman III, Charles P. Coleman III (05/22/2026)